JARDINE FLEMING INDIA FUND, INC.
                                51 W. 52nd Street
                              New York, N.Y. 10019

                                                              September 25, 2000

Dear Shareholder:

      The Jardine Fleming India Fund, Inc. (the "Fund") has increased its tender offer (the "Offer") from 2,508,022 to 3,036,836 of its issued and outstanding shares of common stock. The Offer is still at a price equal to 95% of the net asset value per share, but that net asset value per share will now be determined as of the close of the regular trading session of the New York Stock Exchange on the day of the expiration of the Offer (rather than one day later as stated in the Offer to Purchase dated September 14, 2000).

      The amendment to the Offer is explained in detail in the enclosed Supplement. If you wish to tender your shares, instructions on how to tender shares are provided in the September 14, 2000, Offer to Purchase and its accompanying materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

      Please note that the Offer is scheduled to expire at midnight New York Time on October 12, 2000, unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Shareholder Communications Inc., the Information Agent, at (877) 504-7026.


                                    Sincerely,


                                    /s/ Julian Reid

                                    Julian Reid
                                    Chairman